Nasdaq Regulation

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

August 30, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 30, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Cellebrite DI Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security(ies):

Ordinary Shares, par value 0.00001 NIS
Warrants, each whole warrant exercisable for one Ordinary Share at
an exercise of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi